Share Certificate

Number of certificate

Number of share(s)

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

COMPANY NUMBER 373804

This is to certify that [Name] of [Address] is the registered holder of [Number] Ordinary share(s) of US$0.0002 each being fully paid in the above-named company, subject to the memorandum and articles of association of the company.

EXECUTED for and on behalf of the Company on the day of , 2023 by:

Director